UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69327

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/21 (MM/DD/YY) AND ENDING 03/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Methuselah Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3110 W. California Avenue, Suite C
(No. and Street)

Salt Lake City (City) UT (State) 84104 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Monique Romero (Name) (212) 668-8700 (Area Code – Telephone Number) mromero@acisecure.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580 (Address) Hauppauge (City) NY (State) 11788 (Zip Code)

03/04/2009 (Date of Registration with PCAOB)(if applicable) 3370 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, John Chachas, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Methuselah Capital LLC, as of March 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]

Notary Public

AMY F. MCGRAIME
Notary Public, State of New York
No. 01MC4906321
Qualified in New York County
Comission Expires 9/28/ 25

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Methuselah Capital LLC

Audit of Financial Statements
and Supplementary Information

As of and For the Year Ended March 31, 2022

Methuselah Capital LLC

As of and For the Year Ended March 31, 2022

Contents

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Methuselah Capital LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Methuselah Capital LLC (the "Company") as of March 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Methuselah Capital LLC as of March 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Methuselah Capital LLC's management. Our responsibility is to express an opinion on Methuselah Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Methuselah Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Methuselah Capital LLC's financial statements. The supplemental information is the responsibility of Methuselah Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Methuselah Capital LLC's auditor since 2021.

Hauppauge, New York
May 11, 2022

Nawrocki Smith LLP

Methuselah Capital LLC
Statement of Financial Condition
As of March 31, 2022

Assets		
Cash	$	100,463
Prepaid expense and other assets		2,500
Total assets	$	102,963
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	-
Total liabilities		-
Member's equity		
Total Member's equity		102,963
Total liabilities and Member's equity	$	102,963

The accompanying notes are an integral part of these financial statements.

Methuselah Capital LLC
Statement of Operations
For the Year Ended March 31, 2022

Revenues	
Investment banking income	$ 294,076
Total revenues	294,076
Expenses	
Professional fees	76,224
Client Costs	13,577
Taxes and Licenses	7,659
Other operating expenses	5,144
Total expenses	102,604
Net income	$ 191,472

The accompanying notes are an integral part of these financial statements.

Methuselah Capital LLC
Statement of Changes in Member's Equity
For the Year Ended March 31, 2022

	Total
Balance at April 1, 2021	$ 176,491
Contributions	15,000
Distributions	(280,000)
Net income	191,472
Balance at March 31, 2022	$ 102,963

The accompanying notes are an integral part of these financial statements.

Methuselah Capital LLC
Statement of Cash Flows
For the Year Ended March 31, 2022

Cash flow from operating activities:		
Net income		$ 191,472
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Prepaid expense and other assets	202	
(Decreases) increase in:		
Accounts payable and accrued expenses	(11,250)	
Total adjustments		(11,048)
Net cash provided by operating activities		180,424
Cash flow from financing activities:		
Capital contributions	15,000	
Capital distributions	(280,000)	
Net cash used in financing activities		(265,000)
NET DECREASE IN CASH		(84,576)
CASH AT BEGINNING OF YEAR		185,039
CASH AT END OF YEAR		$ 100,463

The accompanying notes are an integral part of these financial statements.

1. Business and Summary of Significant Accounting Policies

Business

Methuselah Capital LLC (the "Company") is a limited liability company formed on June 27, 2013. Effective November 24, 2014, the Company became registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and received approval from and became a member of the Financial Industry Regulatory Authority ("FINRA"). It is engaged in the private placement of securities and in underwriting or selling group participant corporate securities other than mutual funds.

As a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member(s) has signed a specific guarantee.

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash

The Company maintains its cash at a financial institution, which may at times exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Revenue

Revenue is recognized at the completion of a project with the closing of the deal. The company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. The LLC typically enters into contracts with clients calling for a success fee to be paid out once the merger or acquisition is successfully completed. This success fee is typically based upon a percentage of the total consideration of the transaction.

The Company's investment banking income is comprised of private placement fees, which are earned only when capital is raised and closings are effected, in accordance with the terms of the contracts with clients.

The Company earns investment banking fees for achieving various fundraising objectives. Revenue for investment banking is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Income Taxes

As a limited liability company, the Company is treated as a partnership for federal and state income tax reporting purposes. Accordingly, no provision has been made for income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax return of the members, who are responsible for any taxes thereon.

The Company is subject to New York City Unincorporated Business Tax ("UBT"). Since the Company did not have taxable income in 2022, no provision for the UBT was required.

Income Taxes (Continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At March 31, 2022, management has determined that the Company has no uncertain tax positions that would require financial statement recognition or disclosure. The Company files income tax returns in the U.S. federal jurisdiction and the state and city of New York. The Company remains subject to tax examinations by all taxing authorities for all years in which its tax returns were required.

Use of Estimates

The process of preparing financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2022. the Company had net capital of $100,463 which was $50,463 in excess of its required capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 0% at March 31, 2022.

3. COVID-19

Management is currently evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

4. Continuing Operations

The Member has committed to providing capital to support the Company's continuing operations as needed.

5. Subsequent Events

Management of the Company has evaluated events and transactions that have occurred since March 31, 2022, and has determined that there are no material events that would require adjustments to or disclosures in the Company's financial statements.

Methuselah Capital LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of March 31, 2022

Computation of net capital				
Total Member's equity			$	102,963
Less: Non-allowable assets				
Prepaid expenses and other assets		(2,500)		
Total non-allowable assets				(2,500)
Net Capital			$	100,463
Computation of net capital requirements				
Minimum net capital requirement				
6 2/3 percent of net aggregate indebtness	$	-		
Minimum dollar net capital required	$	50,000		
Net capital required (greater of above)				50,000
Excess net capital				50,463
Aggregate indebtedness				-
Percentage of aggregate indebtedness to net capital				0.00%

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 Part IIA report dated March 31, 2022.

See report of Independent Registered Public Accounting Firm.

Methuselah Capital LLC
Schedule II - Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2022

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to mergers and acquisition advisory services.

See report of Independent Registered Public Accounting Firm.

Methuselah Capital LLC
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2022

The Company does not qualify under any of the application exemptions but rather is deemed to be exempt under no exemptive provision, as stated in the FINRA membership agreement. The Company has availed itself of this option as the Company does not hold customer funds or securities. The Company does not have customer accounts and its business activities are limited to mergers and acquisition advisory services.

See report of Independent Registered Public Accounting Firm.

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Methuselah Capital LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Methuselah Capital LLC (the "Company") asserts that it does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 adopting amendments to 17 C.F.R. §240.17a-5 and (2) the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to underwriting for clients, private placements and mergers and acquisitions and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal period without exception. The Company's management is responsible for compliance with the Exemption Report and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with SEC Rule 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Hauppauge, New York
May 11, 2022

Nawrocki Smith LLP

Methuselah Capital, LLC
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Methuselah Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company is a non-covered firm and it limits its business activities exclusively to receiving transaction-based compensation for underwriting for clients, private placements and mergers and acquisitions. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts, throughout the most recent fiscal period ended, without exception.

I, John Chachas, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

DocuSigned by:
F8C7EAD3ABA5485...

Date: 5/11/2022

Title: CEO